SPYRE THERAPEUTICS, INC.
221 Crescent Street
Building 23, Suite 105
Waltham, Massachusetts 02453
(617) 651-5940
February 25, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Spyre Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-293600)
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Spyre Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-293600) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective at 4:00 p.m. EST on February 27, 2026, or as soon as possible thereafter. The Company hereby authorizes Thomas Danielski of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Thomas Danielski of Ropes & Gray LLP at Thomas.Danielski@ropesgray.com or (617) 235-4961.

Very truly yours,

SPYRE THERAPEUTICS, INC.

By:	/s/ Cameron Turtle, DPhil
Cameron Turtle, DPhil
Chief Executive Officer and Director